Exhibit 99(b)

Patriot Renewable Fuels, LLC

Financial Statements for the Years Ended December 31, 2011 and December 31, 2010

PATRIOT RENEWABLE FUELS, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Patriot Renewable Fuels, LLC
Annawan, Illinois

We have audited the accompanying balance sheet of Patriot Renewable Fuels, LLC as of December 31, 2011 and 2010 and the related statements of operations, changes in members’ equity, and cash flows for each of the years in the two-year period ended December 31, 2011. Patriot Renewable Fuels, LLC’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Patriot Renewable Fuels, LLC as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the years in the two-year period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Boulay, Heutmaker, Zibell & Co. P.L.L.P.
Certified Public Accountants

Minneapolis, Minnesota
March 13, 2012

PATRIOT RENEWABLE FUELS, LLC

Balance Sheet

	December 31, 2011	December 31, 2010

ASSETS

CURRENT ASSETS
Cash	$3,844,194	$5,350,666
Restricted cash	183,644	1,352,276
Accounts receivable, net	6,887,155	3,673,146
Inventory	12,169,973	9,170,120
Commodity derivative instruments	240,213	—
Prepaid expenses and other current assets	931,939	1,102,232

Total current assets	24,257,118	20,648,440

PROPERTY, PLANT, AND EQUIPMENT
Property, plant, and equipment, at cost	161,492,610	157,764,916
Accumulated depreciation	(29,951,783)	(20,627,139)

Property, plant, and equipment, net	131,540,827	137,137,777

OTHER NON-CURRENT ASSETS
Deferred financing costs, net	242,556	415,646
Long-term investments	533,575	333,100
Notes receivable	28,226,201	30,235,783
Interest receivable	7,973,993	5,964,411

Total other non-current assets	36,976,325	36,948,940

TOTAL ASSETS	$192,774,270	$194,735,157

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$4,739,259	$3,668,313
Accrued expenses and other current liabilities	2,148,637	2,323,434
Commodity derivative instruments	—	1,980,225
Current portion of interest rate swap	1,303,842	1,507,124
Current portion of long-term debt	12,058,569	9,625,439

Total current liabilities	20,250,307	19,104,535

LONG-TERM LIABILITIES
Long-term debt	45,630,613	61,064,371
Interest rate swap	1,386,831	2,685,152
Deferred income	29,085,375	31,213,573

Total long-term liabilities	76,102,819	94,963,096

COMMITMENTS AND CONTINGENCIES

MEMBERS’ EQUITY, 65,000 units authorized; 45,741 units issued and outstanding	96,421,144	80,667,526

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$192,774,270	$194,735,157

Notes to the Financial Statements are an integral part of this Statement.

PATRIOT RENEWABLE FUELS, LLC

Statement of Operations

	Years Ended December 31,

	2011	2010

REVENUES	$377,249,524	$261,116,700

COST OF GOODS SOLD	348,042,328	234,180,432

GROSS MARGIN	29,207,196	26,936,268

OPERATING EXPENSES	3,276,329	2,334,448

OPERATING INCOME	25,930,867	24,601,820

OTHER INCOME (EXPENSE)
Interest expense	(5,003,263)	(6,190,729)
Gain on debt extinguishment	—	1,929,828
Interest income	—	864,397
Gain on interest rate swap	1,506,159	98,530
Other income	181,005	80,832

Total other expense, net	(3,316,099)	(3,217,142)

NET INCOME	$22,614,768	$21,384,678

Notes to the Financial Statements are an integral part of this Statement.

PATRIOT RENEWABLE FUELS, LLC

Statement of Changes in Members’ Equity

BALANCE – December 31, 2009	$70,143,997

Reacquisition of beneficial conversion feature upon retirement of convertible subordinated debt	(4,000,000)

Member distributions	(6,861,149)

Net income for the year ended December 31, 2010	21,384,678

BALANCE – December 31, 2010	80,667,526

Member distributions	(6,861,150)

Net income for the year ended December 31, 2011	22,614,768

BALANCE – December 31, 2011	$96,421,144

Notes to the Financial Statements are an integral part of this Statement.

PATRIOT RENEWABLE FUELS, LLC

Statement of Cash Flows

	Years Ended December 31,

	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$22,614,768	$21,384,678
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,369,536	7,003,031
Loss on disposal of property and equipment	—	16,815
Interest income on tax increment financing notes receivable	—	(864,396)
Change in fair value of interest rate swap	560,690	2,148,345
Change in fair value of commodity derivative instruments	1,862,147	3,366,896
Non-cash interest expense related to debt discount amortization	—	466,865
Gain on debt extinguishment	—	(1,929,828)
Patronage dividend received	(200,475)	(333,100)
Changes in operating assets and liabilities:
Restricted cash – commodity margin account	1,168,632	(1,352,276)
Accounts receivable	(3,214,009)	2,913,937
Inventory	(2,999,853)	(3,406,023)
Prepaids and other current assets	170,293	284,479
Commodity derivative instruments	(4,082,585)	(1,476,926)
Accounts payable	1,056,866	971,968
Interest rate swap	(2,066,849)	(2,246,875)
Accrued expenses	(170,241)	(969,812)

Net cash flows provided by operating activities	22,068,920	25,977,778

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant, and equipment	(3,713,614)	(2,174,792)

Net cash flows used in investing activities	(3,713,614)	(2,174,792)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on long-term debt	(13,000,628)	(18,620,065)
Retirement of convertible subordinated debt	—	(4,000,000)
Distributions paid	(6,861,150)	(6,861,149)

Net cash flows used in financing activities	(19,861,778)	(29,481,214)

NET DECREASE IN CASH	(1,506,472)	(5,678,228)

CASH – BEGINNING OF PERIOD	5,350,666	11,028,894

CASH – END OF PERIOD	$3,844,194	$5,350,666

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$4,800,052	$6,346,351

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Property, plant, and equipment additions included in accounts payable and accrued expenses	$14,080	$166,861

Reduction of deferred income for exchange of constructed roadway	$—	$385,815

Notes to the Financial Statements are an integral part of this Statement.

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements
December 31, 2011 and 2010

1.	NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – Patriot Renewable Fuels, L.L.C. (an Illinois Limited Liability Company, the “Company”) is a dry mill, corn-based processing facility that produces fuel-grade ethanol, distillers grains, and corn oil, co-products of the ethanol production, that are derived from corn. The ethanol plant is located in Annawan, Illinois and the Company sells its production of ethanol and distillers grains throughout the United States and various international locations. The ethanol plant has a nameplate capacity (guaranteed by the design-builder) to produce 100 million gallon per year of denatured fuel-grade ethanol and approximately 320 thousand tons of dried distillers grains with solubles (“DDGS”) and process 35.7 million bushels of corn. The Company typically produces ethanol in excess of the nameplate production amount.

Use of Estimates – Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles in the United States of America. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. The Company uses estimates and assumptions in accounting for the following significant matters, among others: economic lives of property and equipment, realizability of accounts receivable, valuation of inventory and inventory purchase commitments, valuation of notes receivable arising from tax increment financing, valuation of long-term investments, and the assumptions used in the impairment analysis of long-lived assets. Actual results may differ from previously estimated amounts, and such differences may be material to our financial statements. The Company periodically reviews estimates and assumptions, and the effects of revisions are reflected in the period in which the revision is made. For the years ended December 31, 2011 and 2010, the Company did not make any revisions to the financial statements for actual results that differed from previously estimated amounts.

Revenue Recognition – The Company sells ethanol, DDGS, and corn oil pursuant to marketing agreements as discussed further in Note 8, and generally recognizes revenue at the time of loading ethanol, distillers grains, or corn oil into trucks, railcars, or containers. This is the point at which the marketer has taken title and assumed the risks and rewards of ownership, prices are fixed or determinable and collectability is reasonably assured. Title is generally assumed by the buyer at the Company’s shipping point. In certain instances where the sales price of the Company’s ethanol is not fixed or determinable at the time title transfers to the customer, the Company defers the income until the price does become fixed or determinable.

In accordance with the Company’s agreements for the marketing and sale of ethanol and distilled grain products, commissions due to the marketers are deducted from the gross sales price as earned. These commissions are recorded net of revenues as they do not provide an identifiable benefit that is sufficiently separable from the sale of ethanol and related products.

Expense Recognition – Cost of goods sold consists primarily of costs for raw materials, utilities, conversion costs, warehousing costs, salaries, wages and expenses for plant operating staff and plant management, depreciation and amortization expenses, general facility overhead charges, property taxes, and property and casualty insurance.

General and administrative expenses consist primarily of salaries and expenses for management, administrative and accounting employees, and fees paid to outside service providers such as legal, accounting, and consulting firms.

Cash – The Company maintains its accounts at three financial institutions. Beginning December 31, 2010, through December 31, 2012, all noninterest-bearing transaction accounts are fully insured, regardless of the balance of the account, at all Federal Deposit Insurance Corporation (“FDIC”) insured institutions. On December 31, 2011 and 2010, the Company had cash balances in non-interest bearing accounts at three FDIC insured financial institutions totaling approximately $3,448,000 and $5,271,000. The Company has not

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements
December 31, 2011 and 2010

experienced any losses in such accounts or any losses in connection with these balances. The Company does not believe it is exposed to any significant credit risk on cash.

Accounts Receivable – Accounts receivable are recorded at their estimated net realizable value and do not bear interest. Amounts collected on accounts receivable are included in net cash provided by operating activities in the statement of cash flows. The Company does not have any off-balance sheet credit exposure related to its customers. Accounts are considered past due if payment is not made on a timely basis in accordance with the Company’s credit terms. Accounts considered uncollectible are written off. The Company follows a policy of providing an allowance for doubtful accounts when deemed necessary; however, based on historical experience, and its evaluation of the status of receivables, the Company believes that all accounts are collectible in all material respects and thus an allowance was not necessary at December 31, 2011 or 2010. It is possible this estimate will change in the future.

The Company performs periodic credit evaluations of its marketers and has not required collateral. The Company’s operations vary with the volatility of the market for inputs (including corn, natural gas, chemicals, and denaturant) and for finished products (ethanol and DDGS), and to mitigate that volatility the Company actively seeks to minimize inventory and accounts receivable levels.

Inventory – Inventory is stated at the lower of cost or market. Cost is determined using the first in, first out (“FIFO”) method. Market is based on current replacement values except that it does not exceed net realizable values and it is not less than net realizable values reduced by allowances from normal profit margin. Inventories consist of raw materials (corn, chemicals, denaturant), work in process, finished goods (ethanol and DDGS) and spare parts.

All materials and production costs related to the production of ethanol and distillers grains not sold are capitalized as inventory and recognized as cost of sales when the sale of the products is recognized.

Prepaid Expenses – Prepaid expenses are recorded for non-inventory purchases that will be consumed in less than one year. Included in prepaid expenses and other assets are certain costs paid in advance for natural gas.

Property, Plant, and Equipment – Property, plant, and equipment is stated at cost. Depreciation is determined using the straight-line method over the estimated useful lives of the assets ranging from 3 to 30 years as shown in the table below:

Asset Description	Years

Land improvements	10-30 years
Buildings	15-30 years
Process equipment	10-20 years
Grain handling equipment	10 years
Railroad and rail equipment	20 years
Office and computer equipment	3-5 years

The Company expenses maintenance and repair costs as incurred and major betterments and improvements are capitalized.

Property, plant, and equipment are reviewed for impairment annually, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements
December 31, 2011 and 2010

carrying value exceeds its fair value. Fair value is determined through various valuation techniques including, but not limited to, discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. The Company has identified no such impairment losses for the years ended December 31, 2011 or 2010.

Notes Receivable – The Company received promissory notes from the Village of Annawan (the “Village”) under a tax increment financing (“TIF”) agreement. The Village provided funds in the form of interest bearing notes. The notes bear interest at a fixed rate established at the time of issuance based on the prime rate, not to exceed 9% per annum. See Note 4 for further discussion.

Deferred Financing Costs – Costs incurred in connection with the acquisition of financing for the ethanol plant discussed in Note 5 were deferred and amortized over the term of the respective financing using the effective interest method. Accumulated amortization was $659,308 and $486,218 at December 31, 2011 and 2010, respectively.

Accounts Payable – Accounts payable are recorded as invoices are received from vendors at the invoiced amount. Accrued payables for raw materials received but not invoiced are included in accounts payable.

Interest Rate Swap – The Company entered into derivative contracts to fix the interest rate for a portion of its long-term debt. The Company records the interest rate swap at fair value with changes in fair value recognized in earnings because the interest rate swap was not designated as a cash flow hedge. See Note 6 for further discussion.

Deferred Income – Proceeds received from the Village under the TIF agreement are recorded as deferred income and will be amortized into income over the life of the related property, plant, and equipment. See Note 4 for further discussion.

Convertible Debt – On June 30, 2010, the Company retired $4,000,000 of convertible subordinated notes, which were issued on November 25, 2008. The proceeds of the notes were recorded as long term debt, at a discount based on the conversion feature. The notes bore interest at a rate of 16%, compounded quarterly, and were convertible to units each year at the anniversary date as follows: $1,500 per unit at November 25, 2009, $1,000 per unit at November 25, 2010, and $500 per unit at November 25, 2011. No conversion ever occurred. The intrinsic value of the beneficial conversion feature at the time of issuance was recorded as a discount on the notes and a component of members’ equity. The discount was amortized to expense on a straight line basis over the three year term of the convertible subordinated debt. Non-cash amortization expense of $466,865 was recorded for the year ended December 31, 2010. See Note 5 for further discussion.

Income Taxes – The Company is treated as a partnership for federal and state income tax purposes and generally does not incur income taxes. Instead, the earnings and losses are included in the income tax returns of the members. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements. Differences between the financial statement basis of assets and tax basis of assets is related to capitalization and amortization of organization and start-up costs for tax purposes, whereas these costs are expensed for financial statement purposes. In addition, the Company uses the modified accelerated cost recovery system method (“MACRS”) for tax depreciation instead of the straight-line method that is used for book depreciation, which also causes temporary differences. The Company has no uncertain tax positions as of December 31, 2011 or 2010. The Company is no longer subject to federal or state income tax examinations by tax authorities for years before 2008.

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements
December 31, 2011 and 2010

Fair Value – The Company has adopted guidance for fair value measurement related to nonfinancial items that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis. The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset of liability.

•	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

No events occurred during the years ended December 31, 2011 or 2010 that required adjustment to the recognized balances of assets or liabilities, which are recorded at fair value on a nonrecurring basis.

The carrying value of cash, restricted cash, accounts receivable, accounts payable and accrued liabilities approximates fair value due to the short maturity of these instruments. Fair values of interest rate swap agreements are obtained from the counterparty, who computes the values based on nominal and current interest rates, and have been evaluated for credit swap default risk. The fair value of long-term debt has been estimated using discounted cash flow analysis based upon the Company’s current incremental borrowing rates for similar types of financing arrangements. The fair value of outstanding debt with fixed rate terms will fluctuate with changes in applicable interest rates. Fair value will exceed carrying value when the current market interest rate is lower than the interest rate at which the debt was originally issued. The fair value of a company’s debt is a measure of its current value under present market conditions. It does not impact the financial statements under current accounting rules. As of December 31, 2011, the Company believes the carrying amount of the long-term debt approximates the fair value due to the variable market rate charged by the lenders.

Environmental Liabilities – The Company’s operations are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdiction in which it operates. These laws require the Company to investigate and remediate the effects of the release or disposal of material in its location. Accordingly, the Company has adopted policies, practices and procedures in the areas of pollution control, occupational health, and the production, handling, storage and use of hazardous materials to prevent environmental or other damage, and to limit the financial liability which could result from such events. Environmental liabilities would be recorded if the Company’s liability is probable and the costs can be reasonably estimated. No such liabilities were recorded at December 31, 2011, and 2010 and the Company is not currently a party to any unsettled environmental legal proceedings at December 31, 2011.

Reclassifications – Certain reclassifications have been made to the previously issued 2010 balance sheet, statement of operations, and cash flows for comparability purposes. This reclassification had no effect on the reported net income, members’ equity, and operating cash flows as previously reported.

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements
December 31, 2011 and 2010

Subsequent Events – The Company has evaluated subsequent events through March 13, 2012, the date the financial statements were available to be issued.

2.	INVENTORY

A summary of inventory at December 31, 2011 and 2010 is as follows:

	2011	2010

Raw materials	$3,685,195	$3,648,999
Work in progress	1,353,138	1,404,402
Finished goods	5,427,803	2,924,560
Spare parts	1,703,837	1,192,159

Totals	$12,169,973	$9,170,120

The Company performs a lower of cost or market analysis to determine if the market values of certain inventories are less than their carrying value, which is attributable primarily to decreases in market prices of corn and ethanol. Based on the lower of cost or market analysis, the Company was not required to record a lower of cost or market charge to any inventories for the years ended December 31, 2011 or 2010.

3.	PROPERTY AND EQUIPMENT

A summary of property and equipment at December 31, 2011 and 2010 is as follows:

	2011	2010

Land and land equipment	$18,149,120	$18,089,340
Process and grain handling equipment	115,184,474	110,713,369
Buildings	26,198,661	26,198,663
Furniture, fixtures and computer equipment	1,960,355	1,620,744
Construction in progress	—	1,142,800

	161,492,610	157,764,916
Accumulated depreciation	(29,951,783)	(20,627,139)

Total property and equipment, net	$131,540,827	$137,137,777

4.	TAX INCREMENT FINANCING

During the years ended December 31, 2009, 2008 and 2007, the Company received amounts from the Village of Annawan, Illinois under a TIF agreement. The Village provided funds in the form of interest bearing notes in 2009 and 2008, as well as cash proceeds from a TIF bond issuance in 2007. The notes bear interest at a fixed rate established at the time of issuance based on the prime rate, not to exceed 9% per annum. Bonds issued to fund the TIF arrangement are not a liability of the Company but are an obligation of the Village since the Company does not guarantee the TIF debt and has no obligation to satisfy any shortfall in annual debt service requirements. The bonds and related notes are to be repaid by the Village from the incremental increase in property taxes related to the improvement of the Company’s real property. The proceeds of the financing have been recorded as deferred income and will be amortized into income with such amortization amount based on the life of the related property and equipment. The amount of reimbursements to be received under the TIF agreement is not to exceed $41,772,000 plus related interest on the TIF notes

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements
December 31, 2011 and 2010

receivable. As of December 31, 2011, the Company had received $9,000,000 in cash from the Village in addition to four notes receivable totaling $32,754,979. The amount recorded by the Company as deferred income related to the amounts received was $41,754,979. Included in the statement of operations for the years ended December 31, 2011 and 2010, the Company amortized $2,128,198 and $2,000,856 of deferred income, respectively, which was netted against depreciation expense and is included as a component of costs of goods sold. In 2010, the Company reduced deferred income by $385,815 related to the transfer of construction costs for the plant access road from the Company to the Village. The fair value of this asset was deemed to approximate the cost basis due to the recent construction.

As of December 31, 2011 and 2010, the unamortized deferred income balance was $29,085,375 and $31,213,573, respectively. The notes, net of the valuation allowance discussed below, had accrued interest receivable of $7,973,993 and $5,964,411 at December 31, 2011 and 2010, respectively, and is recorded separate from the notes received as interest receivable. Non-cash interest income was accrued on the notes receivable at the weighted average interest rate for the four notes at 6.1% for both the years ended December 31, 2011 and 2010, and was included in the statements of operations as interest income. At December 31, 2011 and 2010, the Company has recorded a valuation allowance of $4,528,778 and $2,519,196, respectively, against the notes receivable based on the uncertainty of future cash flows of the Village.

5.	LONG-TERM DEBT and REVOLVING LINE OF CREDIT

	2011	2010

Secured by substantially all assets:
Fixed rate note, variable rate interest of 90 day LIBOR plus 300 basis points, swapped to a fixed rate of 8.655%, due October 2013	$35,746,154	$39,528,635
Variable rate note, variable interest of 90 day LIBOR plus 450 basis points with a minimum rate of 5.5%, due October 2013	13,943,028	20,661,175
Long-term reducing revolving note, variable interest of 90 day LIBOR plus 450 basis points with a minimum rate of 5.5%, due October 2013	8,000,000	10,500,000

Total debt	57,689,182	70,689,810
Less: current maturities	(12,058,569)	(9,625,439)

Total long-term debt	$45,630,613	$61,064,371

The Company currently has a definitive loan agreement (the “Agreement”) with a financial institution (the “Bank”) for three term loans. One term loan, the Fixed Rate Note, is for $46,950,000, and the balance is subject to the interest rate swap agreement (see Note 6). The Company also has in place with the Bank a Variable Rate Note of $33,050,000 and a Long-Term Reducing Revolving Loan of $20,000,000. Interest is payable quarterly on outstanding borrowings.

In addition, the Company has amended the Agreement to include a Revolving Loan agreement with the Bank for $8,000,000 that expires on June 1, 2012. At December 31, 2011 and at December 31, 2010 the Company did not have any borrowings outstanding under the Revolving Loan.

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements
December 31, 2011 and 2010

The Restated Agreement contains various restrictive covenants which, among other matters, require that the Company meet certain financial ratios. The Company is in compliance with the financial covenants of the Restated Agreement as of December 31, 2011 and 2010 and expects to remain in compliance throughout 2012.

The Fixed Rate Note bears interest at a variable rate of 90 day LIBOR plus 300 basis points. The Variable Rate Note, and the Long Term Reducing Revolving Loan, bear interest at a variable rate of 90 day LIBOR plus 450 basis points, with a minimum rate of 5.5%. The minimum rate of 5.5% was in effect at December 31, 2011 and 2010. The Revolving Loan bears interest at a variable rate of 90 day LIBOR plus 350 basis points, with a minimum rate of 4%. The borrowings under the Agreement are collateralized by substantially all of the assets of the Company. The term loans require quarterly interest and principal payments and mature in October 2013. In addition, the Company must make additional annual principle payments up to a maximum of $4,000,000 based on an excess cash flow calculation, as defined in the Restated Agreement. As of December 31, 2011 and 2010, the Company owed approximately $4,000,000 and $2,100,000, respectively, as a result of this calculation and both amounts are included in the current portion of long-term debt on the balance sheet for the respective years.

Annual expected maturities for long-term debt as December 31, 2011 are as follows:

2012	$12,058,569
2013	45,630,613

Total	$57,689,182

On November 25, 2008, the Company issued Convertible Subordinated Debt totaling $4,000,000 to five related parties (see Note 7). The Subordinated Debt bore interest at a rate of 16%, had a term of three years, and was convertible to membership units at each anniversary date at a cost of $1,500, $1,000, and $500 per unit, respectively, on November 25, 2009, 2010, and 2011. Due to the favorable conversion rate of this debt, the Company recognized a beneficial conversion feature of $4,000,000, resulting in a discount of $4,000,000 to the convertible subordinated debt. This discount was amortized and recognized as interest expense over the term of the debt. The Company recognized non-cash interest expense related to amortization of this debt discount of $466,865 during 2010. On June 30, 2010, the Company paid $4,000,000 to retire this debt and reacquire the beneficial conversion feature and recognized a non-cash gain on the early extinguishment of this debt of $1,929,828 which represents the total settlement amount paid being less than the current carrying value.

6.	DERIVATIVE INSTRUMENTS

From time to time the Company enters into derivative transactions to hedge its exposures to interest rate and commodity price fluctuations. The Company does not enter into derivative transactions for trading purposes.

The Company provides qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses from derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements.

As of December 31, 2011, the Company had an outstanding interest rate swap agreement along with corn derivative instruments. The Company records its derivative financial instruments as either assets or liabilities at fair value in the balance sheet. Derivatives qualify for treatment as hedges when there is a high correlation between the change in fair value of the derivative instrument and the related change in value of the underlying hedged item. Based upon the exposure being hedged, the Company designates its hedging instruments as a fair value hedge, a cash flow hedge or a hedge against foreign currency exposure. The Company formally

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements
December 31, 2011 and 2010

documents, designates, and assesses the effectiveness of transactions that receive hedge accounting initially and on an on-going basis. The Company does not currently have any derivative instruments that are designated as effective hedging instruments for accounting purposes.

Commodity Contracts

As part of its hedging strategy, the Company may enter into corn commodity-based derivatives, through its corn origination agreement as discussed in Note 8, in order to protect cash flows from fluctuations caused by volatility in commodity prices in order to protect gross profit margins from potentially adverse effects of market and price volatility on corn purchase commitments where the prices are set at a future date. These derivatives are not designated as effective hedges for accounting purposes. For derivative instruments that are not accounted for as hedges, or for the ineffective portions of qualifying hedges, the change in fair value is recorded through earnings in the period of change. Corn derivative changes in fair market value are included in cost of goods sold. At December 31, 2011, the total notional amount of the Company’s outstanding corn derivative instruments was approximately 3,020,000 bushels that were entered into to hedge forecasted corn purchases through December 2012. At December 31, 2010, the total notional amount of the Company’s outstanding corn derivative instruments was approximately 3,560,000 bushels that were entered into to hedge forecasted corn purchases through December 2011.

Interest Rate Contact

In accordance with the Agreement as discussed in Note 5 the Company entered into a forward starting interest rate swap in the notional amount of $46,950,000 during 2006 to limit its exposure to the impact of increasing interest rates on its results of operations and future cash flows for interest. The Swap fixed the interest rate of the Fixed Rate Loan subsequent to the Completion Date at 8.655%. The Swap is effective as of October 8, 2008 and terminates on October 8, 2013.

At December 31, 2011, the Company had approximately $35.7 million of notional amount outstanding in swap agreements that exchange the variable interest rate (three-month LIBOR plus 300 basis points) for a fixed interest rate (8.655%) over the term of the agreement. At December 31, 2011, the fair value of the interest rate swap totaled approximately $2,700,000 of which approximately $1,300,000 is classified as a current liability and approximately $1,400,000 is classified as a long-term liability. At December 31, 2010, the fair value of the interest rate swap totaled approximately $4,200,000, of which approximately $1,500,000 is classified as a current liability and approximately $2,700,000 is classified as a current liability. These agreements are not designated as an effective hedge for accounting purposes and the change in fair market value and associated net settlements are recorded in interest expense.

The following table provides details regarding the Company’s derivative financial instruments at December 31, 2011:

	Balance Sheet Location	Assets	Liabilities

Corn contracts	Commodity derivative instruments	$240,213	$—
Interest rate swap	Interest rate swap – current	—	1,303,842
Interest rate swap	Interest rate swap – long-term	—	1,386,831

Totals		$240,213	$2,690,673

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements
December 31, 2011 and 2010

The following table provides details regarding the Company’s derivative financial instruments at December 31, 2010:

	Balance Sheet Location	Assets	Liabilities

Corn contracts	Commodity derivative instruments	$—	$1,980,225
Interest rate swap	Interest rate swap – current	—	1,507,124
Interest rate swap	Interest rate swap – long-term	—	2,685,152

Totals		$—	$6,172,501

The following table provides details regarding gains and (losses) from the Company’s derivative financial instruments in the statement of operations, none of which are designated as hedging instruments:

	Statement of Operations Location	Year ended December 31, 2011	Year ended December 31, 2010

Corn contracts	Cost of goods sold	$(1,862,147)	$(3,366,896)
Interest rate swap	Gain on interest rate swap	1,506,159	98,530

Total loss		$(355,988)	$(3,268,366)

7.	RELATED PARTY TRANSACTIONS

The Company has engaged CGB Enterprises Co. (“CGB”), an equity member to source corn for the plant under a long-term agreement on a fee per bushel basis (discussed further in Note 8).

The Company has purchased chemicals used in its production process from Michlig Agricenter, Inc. (“Michlig”), on the basis of price and availability. There are no volume or price commitments by either party. The sole owner of Michlig is a Board member of the Company. Michlig was sold in 2011 and is no longer owned by the Board member.

Total amounts paid to related parties during the years ended December 31, 2011 and 2010 were as follows:

	Year ended December 31, 2011	Year ended December 31, 2010

CGB	$282,254,429	$171,432,515
Michlig	480,836	895,077

Totals	$282,735,265	$172,327,592

Total amounts payable to related parties at December 31, 2011 and 2010, which are included in accounts payable, were as follows:

	2011	2010

CGB	$1,667,504	$1,437,265
Michlig	—	55,459

Totals	$1,667,504	$1,492,724

The Company has engaged Murex N.A, LTD, (“Murex”), an equity member, to market ethanol for the plant under a long term agreement on a percentage of revenue commission basis. Total amounts owed to the Company from Murex, as of December 31, 2011 and 2010 were $5,531,741 and $2,261,462, respectively

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements
December 31, 2011 and 2010

8.	COMMITMENTS AND CONTINGENCIES

Corn Origination Agreement

The Company has a corn origination agreement with CGB, an equity member of the Company, whereby they are entitled to the exclusive right for procurement of 100% of the corn needs for the plant. The contract commenced in 2008 and continues for four years from the first delivery date. The price of the corn purchased will be the bid price CGB establishes with the producer of corn plus a set fee per bushel. At December 31, 2011, the Company had open forward corn purchase commitments for 7,696,637 bushels at an average price of $6.55 with CGB. At December 31, 2010, the Company had open forward corn purchase commitments for 14,024,519 bushels at an average price of $6.28 with CGB.

Ethanol Marketing Agreement

The Company has a marketing agreement with Murex, an equity member of the Company, whereby they are entitled to the exclusive right for sale and distribution of 100% the plant’s ethanol. The Company pays the buyer a percentage of the net sales price for certain marketing costs. The initial term is for five years beginning in August 2008 with one year renewal terms unless notice is given by either party at least 90 days prior to the end of the current term. During the year ended December 31, 2011, the Company had approximately $309,400,000 of ethanol sales to Murex, of which approximately $5,500,000 is included in accounts receivable at December 31, 2011. The Company had approximately $219,800,000 of ethanol sales to Murex during 2010, of which approximately $2,261,000 is included in accounts receivable at December 31, 2010. For the years ended December 31, 2010 and 2009, ethanol sales are recorded net of commissions totaling approximately $2,970,000 and $2,050,000, respectively.

Distillers Grains Marketing Agreement

The Company has a marketing agreement with CHS, Inc., whereby they are entitled to the exclusive right for sale and distribution of 100% of the plant’s dried distiller’s grains with solubles and wet distiller’s grains with solubles. The initial term of the agreement was one year, but the agreement is to remain in effect until terminated by either party at its unqualified option, by providing written notice of not less than 90 days to the other party. Neither party to the agreement has provided such notice. For the year ended December 31, 2011, the Company recorded DDGS sales of approximately $66,400,000 net of commissions of approximately $920,000. For the year ended December 31, 2010, the Company recorded DDGS sales of approximately $43,700,000 net of commissions of approximately $905,000.

Natural Gas Contracts

At December 31, 2011, the Company had forward contracts to purchase approximately 1,098,000 British thermal units (MMBTU) of natural gas through September 2012 at an average price of approximately $3.91 per MMBTU. At December 31, 2010, the Company had forward contracts to purchase approximately 354,000 British thermal units (MMBTU) of natural gas during the months of January and February 2011 at an average price of approximately $4.65 per MMBTU.

9.	CONCENTRATIONS

For the year ended December 31, 2011 and 2010, two customers accounted for substantially all of the Company’s revenues and trade accounts receivable. Accounts receivable for the ethanol marketer represented 80% and 62% of total outstanding receivables at December 31, 2011 and 2010, respectively. Accounts receivable for the dry distiller grains marketer represented 18% and 29% of total outstanding receivables at December 31, 2011 and 2010, respectively. Revenues for the ethanol marketer represented 81% and 83% of total revenues for the years ended December 31, 2011 and 2010, respectively. Revenues for the dry distiller grains marketer represented 18% and 17% of total revenues for the years ended December 31, 2011 and 2010,

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements
December 31, 2011 and 2010

respectively. In 2011, the Company began producing and selling corn oil, which accounted for one per cent of total revenue for the year ended December 31, 2011.

10.	MEMBERS’ EQUITY

As specified in the Company’s operating agreement, the Company has one class of membership units. The Company is authorized to issue up to 65,000 membership units. No additional units may be issued for less than $500 per unit without the consent of the majority of the membership units then outstanding. Profits and losses of the Company are allocated to members based on the proportion of units held. As of December 31, 2011 and 2010 the Company had 45,741 membership units issued and outstanding.

During 2011 and 2010, the Company paid a cash distribution of $150.00 per membership unit for a distribution total to its unit holders of approximately $6.9 million in each of the years 2011 and 2010.

11.	FAIR VALUE MEASUREMENTS

The Company follows accounting guidance related to fair value disclosures. For the Company, this guidance applies to certain derivative investments. The authoritative guidance also clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements.

The following table sets forth, by level, the Company’s assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2011:

			Fair Value Measurement Using

	Carrying Amount in Balance Sheet	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Financial Assets (Liabilities)

Corn derivative contracts	$240,213	$240,213	$240,213	$—	$—
Interest rate swap	(2,690,673)	(2,690,673)	—	(2,690,673)	—

The following table sets forth, by level, the Company’s liabilities that were accounted for at fair value on a recurring basis as of December 31, 2010:

			Fair Value Measurement Using

	Carrying Amount in Balance Sheet	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Financial (Liabilities)

Corn derivative contracts	$(1,980,225)	$(1,980,225)	$(1,980,225)	$—	$—
Interest rate swap	(4,192,276)	(4,192,276)	—	(4,192,276)	—

Fair values of interest rate swap agreements are obtained from the counterparty, who computes the values based on current market interest rates and yield curves, and have been evaluated for credit swap default risk. The fair value of corn contracts are based on quoted market prices in active markets.

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements
December 31, 2011 and 2010

12.	OPERATING LEASES

The Company has various equipment leases under non-cancelable leases through June 2016. Rent expense for operating leases was approximately $127,000 and $142,000 for the years ended December 31, 2011 and 2010, respectively.

At December 31, 2011, the Company had the following minimum lease commitments for payment of rentals under leases, which at inception had a non-cancelable term of over one year:

Periods ending December 31,
2012	$114,085
2013	10,324
2014	10,324
2015	10,324
2016	4,302

Total minimum lease commitments	$149,359

13.	RISKS AND UNCERTAINTIES

The Company has certain risks and uncertainties that it experiences during volatile market conditions, which can have a significant impact on operating results. The Company’s revenues are derived from the sale and distribution of ethanol and distillers grains to customers primarily located in the U.S. Corn for the production process is supplied to the Company’s plant primarily from local agricultural producers and is purchased on the open market. For the year ended December 31, 2011 ethanol sales were 81% of total revenues and corn costs were 82% of cost of goods sold.

The Company’s operating and financial performance is largely driven by the prices at which it sells ethanol and the cost at which it purchases corn. The price of ethanol and the cost of corn are both influenced, not necessarily in similar directions, by factors such as supply and demand, the weather, and by government policies and programs. Ethanol is also influenced by unleaded gasoline prices and the petroleum markets as a whole, which do not necessarily impact the cost of corn. Similarly, the cost of corn may be influenced, independently of ethanol, by other grain markets such as wheat and soybeans. The Company utilizes various risk management policies and programs to protect against the price volatility of these commodities, as well as those of natural gas and distillers grains.

14.	LEGAL PROCEEDINGS

From time to time in the ordinary course of business, the Company may be named as a defendant in legal proceedings related to various issues, including without limitation, workers’ compensation claims, tort claims, or contractual disputes.

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements
December 31, 2011 and 2010

Anti-dumping Investigation

In October 2011, the European Union (“EU”) initiated an anti-dumping and anti-subsidy investigation against the United States over federal and state tax credits and other subsidy support for producers of ethanol. In January 2012, the EU informed the Company that it was one of three ethanol exporters selected as part the fact-finding process in order to determine whether the Company’s ethanol export price of the product imported to the EU was less than its normal value in the ordinary course of trade. The Company has responded to the EU’s request for information and is currently waiting for a response based on their investigation. Based on the results of the investigation, additional duties may be imposed on all ethanol imports into the EU from the United States which could have an adverse affect on the selling price of ethanol to the EU in the future. The Company is unable to determine at this time if the investigation will have a material adverse effect on the Company.